CUSIP No. M8893U102

13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d)

Tufin Software Technologies Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.015 Per Share

(Title of Class of Securities)

M8893U102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(d)

☐	Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8893U102	13G

1	NAMES OF REPORTING PERSONS Catalyst Private Equity Partners (Israel) II, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,495,651
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,495,651
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 4,495,651
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Catalyst Private Equity Partners (Israel) II, Limited Partnership ("Catalyst Israel") holds 1,604,947 shares in trust for Catalyst Private Equity Partners (Israel B) II L.P. ("Catalyst B") and 314,696 shares in trust for Catalyst Private Equity Partners (Israel C) II, L.P. ("Catalyst C"). The general partner of Catalyst Israel, Catalyst B and Catalyst C is Catalyst Investments II L.P. The general partner of Catalyst Investments II L.P. is Catalyst Equity (2006) Ltd.

**Based on 34,851,763 Ordinary Shares outstanding as of November 25, 2019 (as reported by the Issuer in its Form 424B4 filed with the Securities and Exchange Commission on December 5, 2019)

CUSIP No. M8893U	13G

Schedule 13G

Item 1(a).	Name of Issuer: Tufin Software Technologies Ltd. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel
Item 2(a).	Name of Persons Filing: The Statement is being filed on behalf of Catalyst Private Equity Partners (Israel) II, Limited Partnership ("Catalyst Israel") ( the “Reporting Persons”).
Item 2(b).	Address of Principal Business Office or, if None, Residence of Reporting Persons: 28 Haarbaa St., Tel Aviv 6473925, Israel
Item 2(c).	Citizenship: The Reporting Persons are each organized under the laws of the state of Israel.
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value NIS 0.015 per share
Item 2(e).	CUSIP Number: M8893U102
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of Class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	0.

(ii)	Shared power to vote or to direct the vote:	See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:	0.

(iv)	Shared power to dispose or to direct the disposition of:	See the responses to Item 8 on the attached cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent  Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No. M8893U102	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Catalyst Private Equity Partners (Israel) II, Limited Partnership

Dated: February 3, 2020	By:	/s/ Edouard Cukierman
Name: Edouard Cukierman
Title: Authorized Signatory

Dated: February 3, 2020	By:	/s/ Yair Shamir
Name: Yair Shamir
Title: Authorized Signatory